UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*


                                    a21, Inc.
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                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
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                         (Title of Class of Securities)

                                    002184109
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                                 (CUSIP Number)

                                                   with a copy to:
    Mr. Jonathan Gallen                            Robert G. Minion, Esq.
    Ahab Partners, L.P.                            Lowenstein Sandler PC
    299 Park Avenue                                65 Livingston Avenue
    New York, New York 10171                       Roseland, New Jersey  07068
    (212) 284-7966                                 (973) 597-2424
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                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 26, 2006
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.         002184109
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1.  Names of Reporting Persons.  I.R.S. Identification Nos. of above persons
   (entities only):

                       Jonathan Gallen
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2.  Check the Appropriate Box if a Member of a Group (See Instructions):
         (a)                  Not
         (b)               Applicable
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3.  SEC Use Only
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4.  Source of Funds (See Instructions):  WC, OO
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5.  Check if  Disclosure  of  Legal  Proceedings Is  Required Pursuant  to Items
    2(d) or 2(e):                 Not Applicable
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6.  Citizenship or Place of Organization:  United States
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    Number of                      7. Sole Voting Power:             23,549,922*
                                      ------------------------------------------
    Shares Beneficially            8. Shared Voting Power:                    0
                                      ------------------------------------------
    Owned by
    Each Reporting                 9. Sole Dispositive Power:        23,549,922*
                                      ------------------------------------------
    Person With                   10. Shared Dispositive Power:               0
                                      ------------------------------------------
--------------------------------------------------------------------------------

11. Aggregate Amount Beneficially Owned by Each Reporting Person:   23,549,922*
--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions):          Not Applicable
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13. Percent of Class Represented by Amount in Row (11):  28.3%*
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14. Type of Reporting Person (See Instructions):   IA, IN
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*  As  of  October  26,  2006,  Ahab  Partners,  L.P.  ("Ahab  Partners"),  Ahab
International, Ltd. ("Ahab International"), Queequeg Partners, L.P. ("Queequeg Partners"), Queequeg, Ltd. ("Queequeg Ltd.," and, together with Ahab Partners, Ahab International and Queequeg Partners, the "Funds") and one or more private investment accounts (the "Accounts") held an aggregate of 20,473,000 shares of common stock, par value $0.001 per share (the "Shares"), of a21, Inc., a Delaware corporation (the "Company"). As of October 26, 2006, the Funds held notes (the "Notes") issued jointly by the Company and one of its affiliates in the aggregate principal amount of $2,000,000. As noted in the Company's Form 8-K, as filed with the Securities and Exchange Commission on August 21, 2006, on June 23, 2006 the Company obtained approval from its stockholders to merge itself into a wholly-owned subsidiary incorporated in Delaware and bearing the same name as the Company. Such reincorporation, which became effective on July 31, 2006, resulted in an increase in the number of the Company's authorized Shares. As a result of such increase, the Notes are convertible into 3,076,922
Shares,  subject  to  adjustment  in  certain  circumstances.   Jonathan  Gallen
possesses sole power to vote and direct the disposition of all securities of the Company held by the Funds and the Accounts. Accordingly, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Mr. Gallen is deemed to beneficially own 23,549,922 Shares, or 28.3% of the Shares deemed issued and outstanding as of October 26, 2006.

Item 1.   Security and Issuer.
          -------------------

          Item 1 is hereby restated in its entirety as follows:

          The class of equity securities to which this Schedule 13D Amendment No. 4 relates is the common stock, par value $0.001 per share (the "Shares"), of a21, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 7660 Centurion Parkway, Jacksonville, Florida 32256.


Item 2.   Identity and Background.
          -----------------------

          Item 2 is hereby restated in its entirety as follows:

          The person filing this statement is Jonathan Gallen, whose business address is c/o Ahab Partners, L.P., 299 Park Avenue, New York, New York 10171. Mr. Gallen serves, indirectly through one or more entities, as the investment adviser for, and exercises sole voting and investment authority with respect to the securities held by, each of (i) Ahab Partners, L.P., a New York limited partnership ("Ahab Partners"), (ii) Ahab International, Ltd., a corporation organized under the laws of the Bahamas ("Ahab International"), (iii) Queequeg Partners, L.P., a Delaware limited partnership ("Queequeg Partners"), (iv) Queequeg, Ltd., a corporation organized under the laws of the Bahamas ("Queequeg Limited," and, together with Ahab Partners, Ahab International and Queequeg Partners, the "Funds") and (v) one or more private investment accounts (the "Accounts"). The Funds and the Accounts are engaged in the investment in personal property of all kinds, including but not limited to capital stock, depository receipts, investment companies, mutual funds, subscriptions, warrants, bonds, notes, debentures, options and other securities of whatever kind and nature. Mr. Gallen also invests his personal funds and provides investment management services for various other third parties.

          Mr. Gallen has never been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Gallen is a citizen of the United States.


Item 3.   Source and Amount of Funds or Other Consideration.
          --------------------------------------------------

          Item 3 is hereby restated in its entirety as follows:

          All of the funds used to purchase the securities of the Company described in Item 5 of this Schedule 13D Amendment No. 4 on behalf of the Funds and the Accounts have come directly from the assets of the Funds and the Accounts, respectively. The aggregate amount of funds used in making the purchase specified in Item 5 of this Schedule 13D Amendment No. 4 was $73,710.00.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Item 5 is hereby restated in its entirety as follows:

          Based upon information set forth in the Company's Information Statement on Schedule 14A, as filed with the Securities and Exchange Commission on September 8, 2006, there were 83,305,846 Shares issued and outstanding as of August 2, 2006.

          As of October 26, 2006, the Funds and the Accounts held an aggregate of 20,473,000 Shares. As of October 26, 2006, the Funds held notes issued jointly by the Company and one of its affiliates in the aggregate principal amount of $2,000,000 (the "Notes"). As noted in the Company's Form 8-K, as filed with the Securities and Exchange Commission on August 21, 2006, on June 23, 2006 the Company obtained approval from its stockholders to merge itself into a wholly-owned subsidiary incorporated in Delaware and bearing the same name as the Company. Such reincorporation, which became effective on July 31, 2006, resulted in an increase in the number of the Company's authorized Shares. As a result of such increase, the Notes are convertible into 3,076,922 Shares, subject to adjustment in certain circumstances. Jonathan Gallen possesses sole power to vote and direct the disposition of all securities of the Company held by the Funds and the Accounts. Accordingly, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Mr. Gallen is deemed to beneficially own 23,549,922 Shares, or 28.3% of the Shares deemed issued and outstanding as of October 26, 2006.

          During the sixty days on or prior to October 26, 2006, the only transaction in Shares, or securities convertible into, exercisable for or exchangeable for Shares, by Mr. Gallen or any other person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof, was the purchase by the Funds and the Accounts, on October 26, 2006, of an aggregate of 273,000 Shares at a price of $0.27 per Share. The purchase described above was effected by the Funds and the Accounts in an ordinary brokerage transaction.

                                    Signature
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        October 31, 2006


                                        /s/ Jonathan Gallen
                                        ----------------------------------------
                                        Jonathan Gallen,  in his capacity as the
                                        investment  adviser  for Ahab  Partners,
                                        L.P., Ahab International, Ltd., Queequeg
                                        Partners,  L.P., Queequeg,  Ltd. and one
                                        or more private investment accounts



Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).